COOPER MALONE MCCLAIN, INC.

Report of Independent Registered Public Accounting Firm and
Statement of Financial Condition

December 31, 2019

PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-36959

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING   **JANUARY 1, 2019**   AND ENDING   **DECEMBER 31, 2019**

<small>MM/DD/YY</small>   <small>MM/DD/YY</small>

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **COOPER MALONE MCCLAIN, INC.**

OFFICAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM ID. NO.

7701 E KELLOGG, SUITE 700

(No. and Street)

WICHITA	**KS**	**67207**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JOHN COOPER   **316-685-5777**

(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA

(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND	**FLORIDA**	**32751**
(Address and City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____ **JOHN COOPER** _____ , swear (or affirm) that, to the
best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or
_____ **COOPER MALONE MCCLAIN, INC.** _____ , as of
_____ **DECEMBER** _____ **31,** _____ **2019** _____ are true and correct. I further swear (or affirm) that neither the company
nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of
a customer, except as follows:

_____

_____

_____



ALICIA NIELSEN
Notary Public - State of Kansas
My Appt. Expires **-7-·|-1-·2D24**


_____
Signature

PRESIDENT
Title


Public Notary

This report** contains (check all applicable boxes);

☒ (a) Facing page.
☒ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the
Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con-
solidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COOPER MALONE MCCLAIN, INC.
YEAR ENDED DECEMBER 31, 2019

TABLE OF CONTENTS

This is a copy of the Company's annual financial statements reproduced
from an electronic file. An original copy of this document
is available in the Company's office.



hab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder's
of Cooper Malone McClain, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Cooper Malone McClain, Inc. as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Cooper Malone McClain, Inc. as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Cooper Malone McClain, Inc.'s management. Our responsibility is to express an opinion on Cooper Malone McClain, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Cooper Malone McClain, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

We have served as Cooper Malone McClain, Inc.'s auditor since 2017.

Maitland, Florida

February 5, 2020

COOPER MALONE MCCLAIN, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2019

<u>ASSETS</u>

Cash	$	48,800
Deposit with clearing organization		98,947
Receivables:		
Commissions and interest		28,702
Other		36
Securities Owned		
Investment inventory, at market; cost $0		-
Furniture and equipment, net of accumulated		-
depreciation of $64,141		
Operating lease ROU asset		24,687
Other assets:		
Cash surrender value of life insurance		1,040,274
Other		38,436
Total assets		$ 1,279,882

<u>LIABILITIES AND STOCKHOLDER'S EQUITY</u>

Liabilities:		
Note and margin payable, clearing organization	$	-
Payables:		
Clearing organization		-
Lease liability		24,687
Other liabilities		116,150
Total liabilities		140,837
Stockholder's equity		
Common stock, par value $1 per share; authorized		
1,000,000 shares, issued and outstanding 100,000		
shares		100,000
Additional paid-in capital		565,157
Retained earnings		473,888
Total stockholder's equity		$ 1,139,045
		$ 1,279,882

NOTES TO FINANCIAL STATEMENTS

December 31, 2019

1.   **BUSINESS OPERATIONS**

Cooper Malone McClain, Inc. (Company) is a broker/dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company is also a member of the Municipal Securities Rulemaking Board (MSRB), which makes rules regulating dealers who deal in municipal bonds, municipal notes, and other municipal securities.

The Company primarily offers investment banking services, which include services related to originating, underwriting, and distributing initial issues of securities, primarily in the state of Kansas. Additionally, the Company also purchases and sells securities in the secondary market.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with the clearing broker/dealer and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

2.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Revenue Recognition:

Significant Judgments - Revenue from contracts with customers includes commission income and fees from underwriting and investment advisory services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Brokerage Commissions - The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

2.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

Underwriting Fees - The Company underwrites securities for government entities that want to raise funds through a sale of securities. Revenues are earned from fees arising from securities offerings in which the Company acts as an underwriter. Revenue is recognized on the trade date (the date on which the Company purchases the securities from the issuer) for the portion the Company is contracted to buy. The Company believes that the trade date is the appropriate point in time to recognize revenue for securities underwriting transactions as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at that point.

Investment Advisory Fees - The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangement are based on a percentage applied to the customer's assets under management. Fees are received quarterly and are recognized as revenue at the time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Cash Equivalents - For purposes of reporting cash flows, the Company considers all highly liquid debt instruments with a maturity of three months or less at date of purchase to be cash equivalents.

The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

Receivables - Commissions and interest receivable are for securities transactions that have reached their settlement date and have not been deposited by the clearing organization into the Company's account.

Securities Owned - Securities owned are classified as investment inventory or company investments, with unrealized gains and losses included in earnings and realized gains and losses computed using the specific identification method. They are carried at fair market value. Securities classified as investment inventory are those held by the Company to be sold to its customers. Securities classified as company investments are those held by the Company for income and capital appreciation.

Furniture and Equipment - Furniture and equipment are carried at cost. Depreciation is computed using the straight-line method. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in income for the period. The cost of maintenance and repairs is charged to income as incurred, whereas significant renewals and betterments are capitalized. Deduction is made for retirements resulting from the renewals or betterments.

2.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

Leases - The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in a couple noncancelable operating leases, for office space and other office equipment. The Company determines if an arrangement is a lease or contains a lease, at inception of a contract and when the terms of an existing contract are changed The Company recognizes a lease liability and a right of use asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow and amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for these lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. We recognize lease cost associated with our short-term leases on a straight-line basis over the lease term.

The Company made an accounting policy election by class of underlying asset, for computers and other underlying equipment, to account for each separate lease component of a contract and its associated non-lease components (lessor-provided maintenance) as a single lease component.

Income Taxes - The Company elected to be taxed as a small business corporation under Subchapter S of the Internal Revenue Code. Under such provisions, the stockholders are taxed individually on their respective share of the Company's taxable income. The Company generally does not incur income taxes at the company level. As such, there is no tax provision recognized in the financial statements. It is customary for S corporations to make stockholder distributions to be used by stockholders to pay quarterly estimated taxes and annual year-end tax amounts. Such distributions are treated as a reduction of equity when paid.

Income Taxes (cont.) - The Company recognizes the financial statement effects of a tax position only when it believes it can more likely than not sustain the position upon an examination by the relevant tax authority. Tax years that remain subject to examination in the Company's major tax jurisdictions (Federal and State of Kansas) include fiscal years ending in 2016, 2017, 2018 and 2019.

Estimates - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect: (1) the reported amounts of assets and liabilities, (2) disclosures such as contingencies, and (3) the reported amounts of revenues and expenses included in such financial statements. Actual results could differ from those estimates.

Cash Surrender Value of Life Insurance - Cash Surrender values are determined by the underwriting insurance company's valuation models and represent the guaranteed value the Company would receive upon surrender of the policies as of December 31, 2019.
These policies are held on the Company's founders.

3.   **SUBSEQUENT EVENTS**
The Company has been subject of a claim alleging damages from the Company's failure to discover or disclose a former client's husband, a joint account holder and person authorized to unilaterally make decisions about the account, was squandering account proceeds. Claimant alleged damages of $1,047,895. On January 26, 2020, the Company settled this dispute, which is subject to non-disclosure. There is no material impact on net capital and the amount is included as a liability on December 31, 2019.

Subsequent events have been evaluated through February 5, 2020, which is the date the financial statements were issued.

5.   **DEPOSIT WITH CLEARING ORGANIZATION**
The Company is required to maintain a deposit with its clearing organization equal to the greater of $50,000 or various percentages of securities owned. There were deposits of $98,947 at December 31, 2019.

6.   **FURNITURE AND EQUIPMENT**
Furniture and equipment consists of the following:

Office furniture and fixtures	$ 60,080
Computer equipment	4,061
	$ 64,141
Less:	
Accumulated depreciation	64,141
	$ -

7.   LINE OF CREDIT

The Company has a $100,000 revolving line of credit maturing June 8, 2021. At December 31, 2019, there was $0 borrowed against this line. The line is collateralized by substantially all of the Company's assets. The interest rate, which was 6.75% on December 31, 2019, varies with the bank's prime rate and is payable semi-annually.

8.   LEASES

The Company has obligations as a lessee for office space and other office equipment with initial noncancelable terms in excess of one year. The Company classified these leases as operating leases. These lease generally contain renewal options for periods for periods ranging from two to five years. Because the Company is not reasonably certain to exercise these renewal options, the optional periods are not included in determining the lease term, and associated payments under these renewal options are excluded from lease payments. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments plus, for many of the Company's leases, variable payments. The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in the lease payments used to determine lease liability and are recognized as variable costs when incurred.

The components of lease cost for the year ended December 31, 2019 are as follows:

Operating lease cost	$ 49,509
Variable lease cost	-
Short term lease cost	-
Total lease cost	$ 49,509

Amounts reported in the consolidated balance sheet as of December 31, 2019 were as follows:
Operating leases:

Operating lease ROU assets	$ 24,687
Operating lease liabilities	24,687

Maturities of lease liabilities under noncancelable operating leases as of December 31, 2019 are as follows:

Year Ending December 31,	
2020	$22,195
2021	2,510
2022	1,046
Thereafter	-
Total undiscounted lease payments	$25,751
Less imputed interested	(1,064)
Total lease liabilities	$24,687

8.   **LEASES (cont.)**

The Company leases office space. The lease is for a three-year term expiring in 2020 with renewals unless cancelled by either party thereafter. It has been classified as an operating lease and is included in the data presented above. The total lease cost associated with this lease for the year ended December 31, 2019 was $47,244 and was included in occupancy expense.

9.   **NOTE AND MARGIN PAYABLE, CLEARING ORGANIZATION**

The Company's municipal and corporate bond inventory is financed through Hilltop Securities, Inc., the Company's clearing organization. Amounts payable on this note were $0 at December 31, 2019. The note is secured by municipal bonds with a market value of $0 at December 31, 2019, and is due as the respective secured inventory is sold.

Interest expense is calculated daily on the inventory settlement date balance at the margin base rate of 5.59% at December 31, 2019. Interest paid in 2019 was $1,678.

10.   **EMPLOYEE BENEFIT PLAN**

The Company has a 401(k) plan covering substantially all employees. Participants may contribute from 1% to 75% of their compensation on a pre-tax basis, up to maximum contribution limits established by the IRS annually. The Company contributes safe harbor contributions each pay period. The Company contributed $13,372 during the year ended December 31, 2019.

11.   **FAIR VALUE OF FINANCIAL INSTRUMENTS**

Fair value measurements apply to all assets and liabilities that are being measured and reported on a fair value basis. This requires disclosure that establishes a framework for measuring fair value in GAAP, and expands disclosure about fair value measurements. This enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The statement requires that assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1 Inputs - Quoted prices in active markets for identical assets or liabilities. This includes securities owned consisting of corporate bonds and equity securities.

Level 2 Inputs - Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities in active markets; quoted prices for similar assets or liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 Inputs - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Securities Owned - These instruments are valued in an active market (Level 1) or based on observable inputs (Level 2) unless required to be discounted based on regulatory requirements (Level 3).

12. **NET CAPITAL REQUIREMENTS**

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2019, the Company had net capital and net capital requirements of $1,100,572 and $100,000, respectively. The Company's aggregate indebtedness to net capital ratio was .13 to 1.

13. **OFF BALANCE SHEET RISK**

The Company's commission revenue includes amounts resulting from customer transactions introduced through its clearing broker. The clearing broker assumes the responsibility for execution, clearance, collection, and delivery, including all recordkeeping requirements, in relation to the Company's customers' transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that such customers may be unable to fulfil their contractual commitments wherein the clearing broker may charge any losses incurred to the Company. The Company has in place controls to minimize this risk through monitoring credit worthiness of its customers and monitoring the proper execution of transactions by the clearing broker.

14. **COMPANY CONDITIONS**

The Company has a loss of $120,717 for the year ending December 31, 2019 and has received capital contributions from it's stockholder for working capital. The Company's stockholder has represented that he intends to continue making capital contributions, as needed, to ensure the Company's continuing operations. The stockholder has the financial wherewithal to continue contributing, as required.

Management expects the Company to continue as a going concern and the accompanying financial statements have been prepared on a going-concern basis without adjustments for realization in the event the Company ceases to continue as a going concern.